Insight Acquisition Corp.

333 East 91st Street

New York, New York 10128

Tel. No. (609) 751-3193

August 30, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Insight Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 30, 2024
File No. 333-276291

Ladies and Gentlemen:

Insight Acquisition Corp. (the “Company” or “IAC”) is hereby responding to the letter, dated August 13, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 4 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Summary of Risk Factors, page 20

1.	Please revise your Summary of Risk Factors to provide a more concise bulleted summary of no more than approximately two pages, focusing on the principal risks of the transaction, as required by Item 105(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the summary of risk factors accordingly, see pages 20-22 of the Amended Registration Statement.

Risks Related to Being Deemed an Investment Company, page 40

2.

We note your revised disclosure in response to prior comment 9. Please revise to provide more context for this risk by including disclosure similar to that on page 142 and elsewhere stating that the proceeds of the IPO and concurrent private placement were invested in U.S. government securities having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. For additional context, please also include disclosure regarding registration as an investment company under the Investment Company Act if you are found to have been operating as an unregistered investment company.

Response: We acknowledge the Staff’s comment and have revised the risk factor accordingly, see pages 40-41 of the Amended Registration Statement.

Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . , page 46

3.	We note your response to comment 10. It appears the aggregate market value was not updated based on the stock price on July 25, 2024. Please advise or revise.

Response: We acknowledge the Staff’s comment and have updated this disclosure, see page 46 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements Description of Business Combination, page 57

4.	We have considered your response to comment 12. Reference is made to your conclusion that your change of control provision does not impact the potential adjustment to the instrument’s settlement amount. From your disclosures on page 63 and elsewhere, we note that a variable number of shares will be issued based on achieving your stock price and section 6 of Annex 1 indicates that if there is a change of control, all of the earn-out shares will be issued. It appears there are multiple settlement alternatives, and the settlement amount could result in the issuance of 0, 733,333, 1,466,666 or 2,200,000 shares based on whether the stock price exceeds milestone prices. Because there is variability in the number of shares issuable, it would need to be analyzed under step 2 of the guidance. In addition, if there is a change of control, all of the earn-out shares will be issued regardless of the company’s stock price. As a result, it appears the change of control provision does impact the settlement amount and the number of earn-out shares issuable varies based on whether there is a change in control, which is not an input into a fixed-for-fixed valuation model. Therefore, the change in control provision appears to represent a settlement provision that precludes indexation to a company’s stock under step 2 of ASC 815-40-15-7, and liability treatment would be more appropriate. Please clarify and/or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff to the fact that the Company evaluated the Change of Control provision listed within Section 6 of Annex 1 and determined that the Change of Control provision affects the settlement amount. The number of earn-out shares issuable varies on the basis of whether there is a change of control of the combined company. That is, in the absence of a change of control, a variable number of shares will be issued on the basis of stock price. However, if a change of control occurs, all of the earn-out shares will be issued regardless of the combined company’s stock price. Because the arrangement contains a settlement provision that precludes it from being indexed to the combined company’s stock under step 2 in ASC 815-40-15-7, the Company has determined that liability classification is required. In accordance with ASC 805-30-25-5, the Company will recognize and measure the Earnout Merger Consideration at fair value as of the acquisition date in accordance with ASC 805-30-25-5.

Reference (KK), page 73

5.	We note your response to comment 14 and adjustment (KK) recognized as compensation expense. Reference is made to disclosures on page 109, (iii), and (iv), where you indicate that issuance of shares to Janbella related to the BCA Amendment entered into on June 21, 2024, represents elimination of the closing condition to pay off indebtedness to Janbella. In addition, the 125,000 shares issuable to Michael Singer relate to waiver of payments owed for sponsor administrative services of $15,000 per month and management team fees of $15,000 per month beginning September 1, 2021 through the consummation of a business combination. Please further clarify how the facts and circumstances of your situation fit within the scoping requirements outlined within ASC 718.

Response: The Company respectfully acknowledges the Staff’s comment with respect to the indebtedness to Janbella and respectfully advises the Staff to the fact that the Company evaluated the shares issuable to Janbella under ASC 728 and concluded that the issuance of such shares is not within the scope of ASC 718. The Company also evaluated the shares issuable to Janbella under ASC 480 and determined that the issuance of such shares is not within the scope of ASC 480 as they are not mandatorily redeemable, do not represent an obligation to repurchase shares, and do not represent a variable share settlement. The Company further evaluated the shares issuable to Janbella under ASC 815 and concluded that the shares are indexed to the Company's own stock as a change in control or merger of the issuer as contemplated by the BCA Amendment agreement is representative of an exercise contingency that does not preclude equity classification in accordance with ASC 815-40-15-7A. Furthermore, the Company determined that the shares issuable to Janbella meet the additional equity classification considerations listed within ASC 815-40-25-10. As a result of the conclusions listed above, the Company has concluded that it will recognize and measure the issuance of shares at fair value as of the acquisition date.

The Company respectfully acknowledges the Staff’s comment with respect to the 125,000 shares issuable to Michael Singer and respectfully advises the Staff to the fact that the Company evaluated the shares issuable to Michael Singer under ASC 718 and determined that a) the amounts are based, at least in part, on the price of the entity's shares, and b) the awards require or may require settlement by issuing the entity’s equity shares. Furthermore, the Company evaluated the scope exceptions provided within ASC 718-10-15-5 through 15-7 and determined that the shares issuable to Michael Singer are not in exchange for financing, are not held by an employee stock ownership plan, are not issuable in exchange for cash or other assets and are not settled in shares of an unrelated entity. As a result of the conclusions listed above, the Company has determined that the shares issuable to Michael Singer are within the scope of ASC 718.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2023

Reference (GG), page 73

6.	We note your response to comment 14 and adjustment (GG) recognized as interest expense. Reference is made to footnote disclosures on page F-74 where you indicate that you are still evaluating the proper accounting for such shares. It appears you have completed such evaluation. Please provide to us your analysis that supports your accounting treatment for the AM subscription agreement entered into on April 26, 2024 and accepted by Modus on May 16, 2024. Your response should highlight the pertinent facts and circumstances from your AM subscription agreement and outline the specific GAAP literature that supports your accounting treatment.

Response: We acknowledge the Staff’s comment. In accordance with ASC 820-10, the shares issued pursuant Alpha Modus’ May 16, 2024, subscription agreement with Polar were valued at Alpha Modus’ market stock price. The subscription agreement transaction between Alpha Modus and Polar was a stand-alone issuance of common stock by Alpha Modus. Under ASC 820-10-35-24, it states that a reporting entity should use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. According to the FASB Accounting Standards Codification (ASC) glossary, the market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities or a group of assets and liabilities. The market approach bases the value measurement on what other similar or comparable transactions indicate the value to be. Based on the Polar stock subscription agreement, Polar paid $25,000 for 1,000,000 shares of common stock of Alpha Modus, at a price of $0.025 per share. Based on the guidance noted above and the price paid by Polar, it was determined that the value of $0.025 per share should be used to value these shares. At the time of issuance and in accordance with ASC 820-10, Alpha Modus recorded the issuance of common stock within equity at the fair value of the stock issued and recorded the $25,000 cash received within Alpha Modus’ Condensed Consolidated Statements of Operations.

Ownership of New IAC after the Business Combination, page 98

7.	We note that you have specified ownership of common stock in response to prior comment 16. Please revise this section to also disclose the ownership of the Class C Preferred shares so that you address the entire ownership of New IAC after the business combination.

Response: We acknowledge the Staff’s comment and have updated this section accordingly, see page 98 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 179

8.	We note that clause (ii) preceding your beneficial ownership table states that it assumes no exercise of public warrants because they are not exercisable until 30 days after closing and a current prospectus is not expected to be available within 60 days of the date of the proxy statement/prospectus. Please clarify whether shares underlying the private placement warrants are included in the table. In this regard, we note that private placement warrants are exercisable 30 days after the Closing and may be exercised on a cashless basis. If the holders of the private warrants will have a right to exercise the warrants within 60 days of the date of the proxy statement/prospectus, please include the shares underlying the warrants in the table.

Response: We acknowledge the Staff’s comment and note that the private placement warrants held by the Sponsor, Cantor and Odeon are exercisable within 60 days of closing of the Business Combination, and we have therefore updated the beneficial ownership table to reflect beneficial ownership of the shares underlying the private warrants, see pages 184-185 of the Amended Registration Statement.

General

9.	We note your response to prior comment 1. Please revise your fee table to list the contingent rights as a separate security.

Response: We acknowledge the Staff’s comment and note that we previously revised the fee table to list the contingent rights (to the 2,200,000 earnout shares) as a separate security on a new row in the fee table. See Exhibit 107.

Additional Oral Comment by Staff Communicated to Counsel

10.	Please add risk factor disclosure regarding Nasdaq’s plan to delist SPAC’s 36 months after IPO in the event the SPAC’s initial business combination is not completed [paraphrased].

Response: We have added risk factor disclosure on pages 40-41 of the Amended Registration Statement regarding Nasdaq’s listing rules requiring us to complete the Business Combination within 36 months of the effectiveness of our registration statement, and that we may be subject to delisting if we are not able to consummate the Business Combination by September 7, 2024.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com, or Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman

4